                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                            Jones Apparel Group, Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   480074 10 3

                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [  ] Rule 13d-1(c)

         [  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   480074 10 3

         1.  Names of Reporting Persons.

             I.R.S. Nos. of above persons (entities only).

                      Chieftain Capital Management, Inc. 13-3194313

         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             a.       Not Applicable

             b.       Not Applicable


         3.  SEC Use Only


         4.  Citizenship or Place of Organization              New York


Number of                  5.  Sole Voting Power                 -0-
Shares Bene-
ficially Owned             6.  Shared Voting Power            9,719,339
By Each
Reporting                  7.  Sole Dispositive Power            -0-
Person With:
                           8.  Shared Dispositive Power       9,719,339

  9.  Aggregate Amount Beneficially Owned by Each Reporting Person     9,719,339


  10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
 Instructions)        Not Applicable



  11.  Percent of Class Represented by Amount in Row (11)     8.1%

  12.  Type of Reporting Persons (See Instructions)
                     IA, CO

ITEM 1.

                  (a)      Name of Issuer

                            Jones Apparel Group, Inc.

                  (b)      Address of Issuer's Principal Executive Offices

                                    250 Rittenhouse Circle
                                    Bristol, Pennsylvania 19007

ITEM 2.

                  (a)      Name of Person Filing

                                    Chieftain Capital Management, Inc.

                  (b)      Address of Principal Office or, if none, Residence

                                    12 East 49th Street
                                    New York, New York 10017

                  (c)      Citizenship

                                    New York

                  (d)      Title of Class of Securities

                                    Common Stock

                  (e)      CUSIP Number

                                    480074 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONSECTION240.13d-(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [  ]     Broker or dealer registered under section 15
                                    of the Act (15 U.S.C.78o).

                  (b)      [  ]     Bank as defined in section 3(a)(6)
                                    of the Act (15 U.S.C. 78c).

                  (c)      [  ]     Insurance company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

         (d)      [  ]     Investment company registered under section
                           8 of the Investment Company Act of 1940 (15
                           U.S.C. 80a-8).

         (e)      [X]      An investment adviser in accordance
                           with Section240.13d-1(b)(1)(ii)(E);

         (f)      [  ]     An employee benefit plan or endowment fund
                           in accordance with Section240.13d-1(b)(1)(ii)(F);

         (g)      [  ]     A parent holding company or control person
                           in accordance with Section240.13d-1(b)(1)(ii)(G);

         (h)      [  ]     A savings associations as defined in Section
                           3(b) of the Federal Deposit Insurance Act
                           (12 U.S.C. 1813);

         (i)      [  ]     A church plan that is excluded from the
                           definition of an investment company under
                           section 3(c)(14) of the Investment Company
                           Act of 1940 (15 U.S.C. 80a-3);

         (j)      [  ]     Group, in accordance with Section240.13d-1(b)
                           (1)(ii)(J).
ITEM 4.  OWNERSHIP

Provided the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)  Amount beneficially owned:         9,719,339

         (b)  Percent of class:                  8.1%

         (c)  Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote:              -0-

              (ii)  Shared power to vote or to direct the vote:        9,719,339

              (iii) Sole power to dispose or to direct the disposition of: -0-

              (iv)  Shared power to dispose or to direct the disposition of:

                                                                       9,719,339

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


               Chieftain Capital Management, Inc. ("Chieftain") has investment discretion with respect to the securities to which this statement relates. Chieftain's clients are the direct owners of such securities, and Chieftain does not have any economic interest in such securities. Such clients have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client has an interest that relates to more than 5% of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                                    Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                                    Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

                                    Not Applicable

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2001
                                             -----------------------------------
                                                          Date
                                         By: /s/ John M. Shapiro
                                             -----------------------------------
                                                          Signature

                                             John M. Shapiro/Managing Director
                                             -----------------------------------
                                                          Name/Title